U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

July 27, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) Securities Act Registration No: 333-172080 Investment Company Registration No: 811-22525

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 477 under the Securities Act and Amendment No. 478 under the Investment Company Act of 1940 to the Trust’s Registration Statement on Form N-1A, transmitted on behalf of the Trust and its series, the Ecofin Global Renewables Infrastructure Fund (Accession No. 0000894189-20-003789) (the “Amendment”).

The Trust confirms that no securities were sold in connection with the Amendment.

If you have any questions or require further information, do not hesitate to contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch

Thomas A. Bausch
Secretary of Managed Portfolio Series

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.